UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Green Energy Management Services Holdings, Inc.

(Name of Issuer)

Green Energy Management Services Hodlings, Inc.

(Title of Class of Securities)

39304E100

(CUSIP Number)

May 06, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39304E100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Solomon Steven B.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

51,933,350

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

51,933,350

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,933,350

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.65%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

As of the date of this filing, 51,712,734 shares of the Issuer's common stock are directly beneficially owned by LMD Capital, LLC. Steven B Solomon is the sole member and manager of LMD Capital, LLC, and in such capacities, Mr. Solomon has the sole voting and dispositive power over the shares held by LMD Capital, LLC. All of the shares were assigned from Mr. Solomon, who directly owns 220,616 shares as of the date of this filing.Percentage based on 443,777,432 outstanding shares of common stock reported in the Issuer's form 10-K filed March 31, 2011

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LMD Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

51,712,734

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

51,712,734

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,712,734

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.65%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

As of the date of this filing, 51,712,734 shares of the Issuer's common stock are directly beneficially owned by LMD Capital, LLC and 220,616 are owned by Steven B Solomon. Steven B Solomon is the sole member and manager of LMD Capital, LLC, and in such capacities, Mr. Solomon has the sole voting and dispositive power over the shares held by LMD Capital, LLC. All of the shares owned by LMD Capital were assigned from Mr. Solomon.Percentage based on 443,777,432 outstanding shares of common stock reported in the Issuer's form 10-K filed March 31, 2011

Item 1.

(a)	Name of Issuer
Green Energy Management Services Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices
381 Teaneck Road Teaneck, NJ 07666

Item 2.

(a)	Name of Person Filing
Steven B Solomon LMD Capital, LLC

(b)	Address of Principal Business Office or, if none, Residence
2828 N Harwood, Suite 1700 Dallas, TX 75201

(c)	Citizenship
Steven B Solomon-United States Citizen/LMD Capital, LLC-Texas Limited Liability Company

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
39304E100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 51,933,350

(b)	Percent of class: 11.65

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 51,933,350

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 51,933,350

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

NA

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

NA

Item 8.	Identification and Classification of Members of the Group

NA

Item 9.	Notice of Dissolution of Group

NA

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2011	By:	/s/ Steven B Solomon
Name: Steven B Solomon
Title:

LMD Capital, LLC

Date: May 16, 2011	By:	/s/ Steven B Solomon
Name: Steven B Solomon
Title: Manager

Footnotes:
As of the date of this filing, 51,712,734 shares of the Issuer's common stock are directly beneficially owned by LMD Capital, LLC and 220,616 are owned by Steven B Solomon. Steven B Solomon is the sole member and manager of LMD Capital, LLC, and in such capacities, Mr. Solomon has the sole voting and dispositive power over the shares held by LMD Capital, LLC. All of the shares owned by LMD Capital were assigned from Mr. Solomon.Percentage based on 443,777,432 outstanding shares of common stock reported in the Issuer's form 10-K filed March 31, 2011

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)